KENNETH L. CUTLER

(612) 340-2740

FAX (612) 340-2868

cutler.ken@dorsey.com

April 26, 2010

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, DC 20549

Attn: Mr. Tim Buchmiller, Senior Attorney

Re:	EnteroMedics Inc.

Registration Statement on Form S-3

Filed April 12, 2010

File No. 333-166011

Dear Mr. Buchmiller:

On behalf of EnteroMedics Inc. (“EMI”, or the “Company”), submitted herewith for filing is Amendment No. 1 to the Registration Statement referenced above (“Amendment 1”). Amendment 1 reflects EMI’s response to comments contained in a letter dated April 20, 2010 (the “Comment Letter”) from Tim Buchmiller, Senior Attorney at the Securities and Exchange Commission (the “Commission”). For your convenience, we are sending a copy of this letter and Amendment 1 in the traditional non-EDGAR format, including a version of Amendment 1 that is marked to show changes to the initial registration statement referenced above.

Set forth below are the responses to the Comment Letter provided to us by EMI. For ease of reference, each comment contained in the Comment Letter appears directly above EMI’s corresponding response.

1.

We note from your fee table that you appear to be registering the offering of depositary shares. From your disclosure regarding your capital stock beginning on page 26, it does not appear, however, that you are or will be authorized to issue “depositary shares” under your certificate of incorporation. Further, from your disclosure under “Description of Depositary Shares” beginning on page 32, it appears that the depositary will be the issuer of the depositary shares. Please provide us with your analysis as to why the depositary should not be identified as the issuer/registrant of the depositary shares in your current registration statement, or in another appropriate registration statement, which registers the offering of the depositary shares. In addition, we note from your disclosure under “Legal Matters” on page 53 that you currently intend EnteroMedic’s counsel to opine as to the validity of the depositary shares. In this regard, please provide us with your analysis as to how your counsel

Securities and Exchange Commission

April 26, 2010

will be able to opine as to the validity of securities you are not authorized to issue.

Response: We note the Staff’s comment. While the Company believes that it does have authorization to issue the despoitary shares, it no longer seeks to register such depositary shares under the Registration Statement. Accordingly, Amendment No. 1 eliminates the reference to such depositary shares.

Prospectus Cover

2.	We note the statement that you “have not offered any securities pursuant to General Instruction I.B.6 of Form S-3 during the 12 calendar months” prior to the date of this document. Please tell us how that statement accounts for the prospectus supplements you filed on October 6, 2009 and January 19, 2010.

Response: We note the Staff’s comment. On September 3, 2009, the Company filed a registration statement on Form S-3 (File No. 333-161702) (the “2009 Registration Statement”). Pursuant to Rule 461 of the Securities Act of 1933, as amended (the “Securities Act”), the 2009 Registration Statement was declared effective by the Commission on September 10, 2009 (the “Effective Date”). The Company’s public float did not exceed $75 million at the time the 2009 Registration Statement was filed. The prospectus supplements filed October 6, 2009 and January 19, 2010 (the “Prospectus Supplements”), were each a supplement to the base prospectus filed in the 2009 Registration Statement.

Instruction 3 to General Instruction I.B.6. of Form S-3 provides that the Company would not be subject to the one-third limitation on sales specified in General Instruction I.B.6(a) in the event that the Company’s float were to increase to $75 million or more subsequent to the Effective Date of the 2009 Registration Statement. After the Effective Date, on September 28, 2009, the Company’s public float was approximately $82.4 million. This calculation was based on a closing price per share of common stock on September 28, 2009 of $5.40 on the Nasdaq Global Market, multiplied by 15,267,296 “public float” shares of the Company’s common stock issued and outstanding on that date. Based on this and Instruction 3 to General Instruction I.B.6, as of September 28, 2009, the 2009 Registration Statement was considered filed pursuant to General Instruction I.B.1. Therefore, the sales made pursuant to the Prospectus Supplements were not made pursuant to General Instruction I.B.6. Further, the public float calculation noted above was in effect at the time of each sale as there were no updates to the 2009 Registration Statement in accordance with Section 10(a)(3) of the Securities Act prior to the sales made pursuant to the Prospectus Supplements.

Securities and Exchange Commission

April 26, 2010

Exhibit 5.1

3.	Please ask your counsel to confirm to us in writing that it concurs with our understanding that the reference and limitation to the “Delaware General Corporation Law” includes the all statutory provisions of Delaware corporate law and also all reported judicial decisions interpreting these laws. Please ask your counsel to provide this written confirmation as correspondence on the EDGAR system.

Response: Dorsey & Whitney LLP hereby confirms to the Staff that the law covered by its legal opinion includes all statutory provisions of Delaware corporate law and all reported judicial decisions interpreting these laws.

* * * *

As always, should you have further comments or require further information, or if any questions should arise in connection with this submission, please call me at (612) 340-2740 if we can expedite your review in any way, or fax me at (612) 340-2868.

Very truly yours,

/s/ Kenneth L. Cutler

Kenneth L. Cutler

cc:	Gregory S. Lea

David Brooks

Timothy Hearn

Michael Clausman

Jenna Hannigan